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Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Russell Investment Company Registration Statement on Form N-14

Dear Ms. Browning:

This letter concerns the Registration Statement on Form N-14 for Russell Investment Company (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2007, and our discussion regarding the Registration Statement on June 25, 2007.

Please find below our supplemental responses to your questions and comments. The responses correspond to the comments and questions given orally on June 25, 2007. For ease of reference, we have retained the numeration of responses to comments from our previous letter.

Where appropriate, we have summarized your questions. Capitalized terms used herein and not defined herein have the meanings ascribed to them in the Registration Statement.

Response to Comments

3.	Comment: In the Shareholder Letter, please explain the relevance of the following sentence to the Registration Statement:

“In a separate document not included herewith, Shareholders of certain RIC funds, including Diversified Bond, are being asked to vote on an amendment to RIC’s Amended and Restated Master Trust Agreement which would allow the liquidation or reorganization of any sub-trust without the specific approval of the Shareholders of such sub-trust.”

Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco   Silicon Valley Washington DC  Brussels  London  Luxembourg  Munich Paris

Response: In response to this comment, we have removed the above sentence from the Shareholder Letter.

6.	Comment: Please disclose clearly in the Registration Statement that the expenses of the Reorganization are subject to the waiver.

Response: In response to this comment, we have added the following disclosure to the Question & Answer section:

“For Diversified Bond, RIMCo has contractually agreed to waivers and reimbursement of direct fund-level expenses. Direct fund-level expenses for Diversified Bond include the expenses associated with the Reorganization.”

20.	Comment: In Note 3 of the Financial Statements, please make clear that the costs of the Reorganization are subject to the expense waiver.

Response: In response to this comment, we have revised the disclosure in Note 3 of the Financial Statements to read:

“The expenses of the Reorganization, which are direct fund-level expenses, will ultimately be borne by RIMCo and have not been reflected in the pro forma financial statements.

For the Diversified Bond Fund, RIMCo has contractually agreed to waive, at least until July 31, 2008, up to the full amount of its 0.45% combined advisory and administrative fees and then to reimburse the Fund for other direct fund-level expenses to the extent that direct fund-level expenses exceed 0.75% of the average daily net assets of that Fund for the period from March 1, 2007 to July 31, 2008. This waiver may not be terminated during the relevant period except at the Board’s discretion. Direct fund-level expenses for the Diversified Bond Fund do not include 12b-1 fees, shareholder services fees or the expenses of other investment companies in which the Fund invests which are borne indirectly by the Fund. Direct fund-level expenses for the Diversified Bond Fund include the expenses associated with the Reorganization. Direct fund-level expenses for the Diversified Bond Fund currently exceed 0.75%. Therefore, the expenses of the Reorganization, which are direct fund-level expenses, will ultimately be borne by RIMCo and have not been reflected in the pro forma financial statements.”

23.	Comment: Please disclose in the Registration Statement the extent to which the Plan of Reorganization can be amended, modified or supplemented as set forth in the Plan.

Response: In response to this comment, the following language has been added to the Information about the Plan of Reorganization Section of the Registration Statement:

“The Board has delegated to the officers of each Fund the authority to make immaterial amendments, modifications or supplements to the Plan of Reorganization, provided that no such amendment, modification or supplement may have the effect of changing the provisions for the number of shares of Fixed Income I Fund to be issued to Shareholders of Diversified Bond Fund under the Plan to the detriment of such Shareholders without their further approval.”

Please contact the undersigned at 617.728.7155 if you have any questions.

Very truly yours,

/s/ Joshua A. Weinberg

Joshua A. Weinberg

cc:	Mary Beth Rhoden, Esq.

John V. O’Hanlon, Esq.